Filed Pursuant to Rule 424(b)(3)
Registration No. 333-185640

NORTHSTAR REAL ESTATE INCOME II, INC.
SUPPLEMENT NO. 6 DATED JULY 7, 2015
TO THE PROSPECTUS DATED APRIL 30, 2015

This Supplement No. 6 supplements, and should be read in conjunction with, our prospectus dated April 30, 2015, as supplemented by Supplement No. 1 dated May 14, 2015, Supplement No. 2 dated May 29, 2015, Supplement No. 3 dated June 11, 2015, Supplement No. 4 dated June 25, 2015 and Supplement No. 5 dated July 1, 2015. Defined terms used herein shall have the meaning given to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 6 is to disclose:

•	the status of our initial public offering; and

•	our recent investment activity.

Status of Our Initial Public Offering
We commenced our initial public offering of $1.65 billion in shares of common stock on May 6, 2013, of which up to $1.5 billion in shares are being offered pursuant to our primary offering and up to $150 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of July 6, 2015, we received and accepted subscriptions in our offering for 66.2 million shares, or $659.3 million, including 0.3 million shares, or $3.1 million, sold to NorthStar Realty Finance Corp. As of July 6, 2015, 99.6 million shares remained available for sale pursuant to our offering. Our primary offering is expected to terminate on May 6, 2016, unless extended by our board of directors as permitted under applicable law and regulations.

Recent Investment Activity
Office Loan Origination
On June 30, 2015, we, through a subsidiary of our operating partnership, originated a $45.0 million senior mortgage loan, or the office senior loan, secured by a Class-A office building located in Lake Success, New York, approximately 15 miles from New York City, or the office property. We initially funded $42.6 million of the office senior loan with proceeds from our ongoing initial public offering. We intend to fund the remaining $2.4 million for tenant improvements and leasing commissions over the term of the loan, subject to the satisfaction of certain requirements by the borrower.
The office property contains over 348,000 square feet and is centrally located within its sub-market, in close proximity to major transportation routes and regional businesses, including two of the largest hospitals on Long Island. The borrower has invested over $20 million in connection with its ownership of the property and plans to fund additional capital expenditures, tenant improvements and leasing commissions using proceeds from the office senior loan and cash flow from operations at the property. The borrower is a joint venture between two leading regional owners and operators of commercial real estate with a combined 5.7 million square feet of property currently owned or under management.
The office senior loan bears interest at a floating rate of 3.85% over the one-month London Interbank Offered Rate, or LIBOR, but at no point shall LIBOR be less than 0.25%, resulting in a minimum interest rate of 4.10% per year. The office senior loan was originated at a 0.50% discount and we will earn an exit fee equal to 1.00% of the outstanding amount of the office senior loan at the time of repayment. The office senior loan is currently unlevered and we intend to finance the investment with one of our credit facilities in the future.
The initial term of the office senior loan is 36 months, with two 12-month extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of an extension fee. The office senior loan may be prepaid during the first 16 months, provided the borrower pays an additional amount equal to the remaining interest due on the amount prepaid through month 16. Thereafter, the office senior loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
The loan-to-value ratio, or LTV ratio, of the office senior loan is approximately 71%. The LTV ratio is the amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property at the time of origination.
Multifamily Loan Origination
On June 30, 2015, we, through a subsidiary of our operating partnership, originated a $39.2 million senior mortgage loan, or the multifamily senior loan, secured by a 360-unit apartment community located in Lewisville, Texas, or the multifamily property. We funded the multifamily senior loan with proceeds from our ongoing initial public offering.
The multifamily property contains over 339,000 square feet and is located in close proximity to significant local economic drivers including major office parks, corporate headquarters and public transportation hubs. The borrower, an experienced regional owner and operator of multifamily properties, plans to invest over $1.6 million in capital expenditures using proceeds from the multifamily senior loan and cash flow from operations at the property. The borrower manages approximately 18,000 multifamily units across over 70 properties, including 14 assets in the Dallas-Ft. Worth metro area.
The multifamily senior loan bears interest at a floating rate of 4.30% over LIBOR, but at no point shall LIBOR be less than 0.25%, resulting in a minimum interest rate of 4.55% per year. The multifamily senior loan was originated at a 0.25% discount and we will earn an exit fee equal to 0.75% of the outstanding amount of the multifamily senior loan at the time of repayment. The multifamily senior loan is currently unlevered and we intend to finance the investment with one of our credit facilities in the future.
The initial term of the multifamily senior loan is 24 months, with three 12-month extension options available to the borrower, subject to the satisfaction of certain performance tests and the payment of an extension fee. The multifamily senior loan may be prepaid during the first 18 months, provided the borrower pays an additional amount equal to the remaining interest due on the amount prepaid through month 18. Thereafter, the multifamily senior loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.
The LTV ratio of the multifamily senior loan is approximately 83%.
Status of Current Portfolio
As of July 7, 2015, our $1.0 billion portfolio consists of 14 commercial real estate debt investments with a combined principal amount of $671.0 million, an industrial portfolio with an aggregate gross purchase price of approximately $317.5 million and a portfolio of real estate private equity fund interests with a carrying value of $38.4 million.

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